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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                              ---------------

                                SCHEDULE TO
                               (Rule 14D-100)
         Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                   Of the Securities Exchange Act of 1934
                             (Amendment No. 3)
                              ---------------

                       GAYLORD CONTAINER CORPORATION
                     (Name of Subject Company (Issuer))

                   TEMPLE-INLAND ACQUISITION CORPORATION
                  an indirect, wholly-owned subsidiary of
                             TEMPLE-INLAND INC.
                    (Names of Filing Persons (Offerors))

              Class A Common Stock, par value $.0001 per share
       (Including the Associated Rights to Purchase Preferred Stock)
                       (Title of Class of Securities)

                                 368145108
                   (CUSIP Number of Class of Securities)

                          M. Richard Warner, Esq.
                             Temple-Inland Inc.
                           303 South Temple Drive
                              Diboll, TX 75941
                               (936) 829-5511
          (Name, Address and Telephone Number of Person Authorized
   To Receive Notices and Communications on Behalf of the Filing Persons)

                                  Copy to:

                         Stephen W. Hamilton, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                         1440 New York Avenue, N.W.
                           Washington, D.C. 20005
                               (202) 371-7000

|  |   Check the box if the filing relates solely to preliminary
       communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

       | X |   third-party tender offer subject to Rule 14d-1.

       |   |   issuer tender offer subject to Rule 13e-4.

       |   |   going-private transaction subject to Rule 13e-3.

       |   |   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: | |

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         This Amendment No. 3 (this "Amendment") amends and supplements the
Tender Offer Statement on Schedule TO filed with the Securities and
Exchange Commission on September 28, 2001 (as amended, the "Schedule TO") by Temple-Inland Acquisition Corporation, a Delaware corporation (the "Purchaser"), and Temple-Inland Inc. a Delaware corporation (the "Parent"), relating to the offer to purchase all outstanding shares of Class A Common Stock, par value $.0001 per share (the "Common Stock"), of Gaylord
Container Corporation, a Delaware corporation (the "Company"), including the associated rights to purchase preferred stock issued pursuant to the Rights Agreement (as defined in the Offer to Purchase) (the "Rights" and, together with the Common Stock, the "Shares"), at a price of $1.80 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 28, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as either may be amended or supplemented from time to time, collectively constitute the "Offer"), copies of which are attached to and filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. The Offer is made pursuant to an Agreement and Plan of Merger, dated as of September 27, 2001 (the "Merger Agreement"), among the Parent, the Purchaser and the Company, which contemplates the merger (the "Merger") of the Purchaser with and into the Company. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Offer to Purchase.

ITEM 11. ADDITIONAL INFORMATION.

         Item 11 of the Schedule TO is hereby amended and supplemented by incorporating by reference the information contained in the Press Release of Parent, dated October 11, 2001, a copy of which is attached hereto as Exhibit (a)(10), announcing the extension of the Consent Payment Deadline for the Notes Tender Offers.

ITEM 12. EXHIBITS.

         Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

         (a)(10) Text of Press Release, dated October 11, 2001, issued by
Parent.



                                 SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         TEMPLE-INLAND INC.


                                         By:   /s/ M. Richard Warner
                                              -------------------------------
                                              Name:   M. Richard Warner
                                              Title:  Vice President and Chief
                                                      Administrative Officer


                                         TEMPLE-INLAND ACQUISITION CORPORATION


                                         By:   /s/ M. Richard Warner
                                              -------------------------------
                                              Name:   M. Richard Warner
                                              Title:  Vice President and Chief
                                                      Administrative Officer


Date: October 11, 2001




                               EXHIBIT INDEX

Exhibit      Description

(a)(10)      Text of Press Release, dated October 11, 2001, issued by Parent.






                                                            EXHIBIT (a)(10)


       EXTENSION OF CONSENT PAYMENT DEADLINE WITH RESPECT TO TEMPLE-
                     INLAND'S OFFER FOR GAYLORD NOTES



         AUSTIN, TEXAS, October 11, 2001 - Following a hearing on a Motion for a Temporary Restraining Order (filed in the United States District Court for the Southern District of New York by Absolute Recovery Hedge Fund, L.P. and Absolute Recovery Hedge Fund, Ltd.) the parties (including also Gaylord Container Corporation, Temple-Inland Acquisition Corporation, Temple-Inland Inc., State Street Bank and Trust Company, as defendants) announced in open court an agreement to extend the Consent Payment Deadline and the related Withdrawal Deadline (with respect to the pending offer of Inland Container Corporation I, a wholly-owned subsidiary of Temple-Inland, to purchase for cash and solicitation of consents (the "Offer") in respect of all outstanding 9-3/8% Senior Notes due 2007 (the "9-3/8% Senior Notes"), 9-3/4% Senior Notes due 2007 (the "9-3/4% Senior Notes"), and 9-7/8% Senior Subordinated Notes due 2008 (the "9-7/8% Senior Subordinated Notes" and, collectively with the 9-3/8% Senior Notes and the 9-3/4% Senior Notes, the "Notes") of Gaylord Container Corporation) to October 26, 2001. The court has scheduled a hearing on a Motion for Preliminary Injunction for October 23, 2001.

         Accordingly, the Consent Payment Deadline for the Notes is now extended to 12:00 midnight, New York City time, on October 26, 2001 (unless otherwise extended, the "Consent Payment Deadline"), from October 12, 2001. The remaining terms and conditions of the Offer, including the amount of the Consent Payment (as defined below), remain as set forth in the Offer to Purchase and Consent Solicitation Statement, dated September 28, 2001, previously distributed to holders of the Notes. If the Offer is consummated, holders who validly tender and do not withdraw their Notes prior to the Consent Payment Deadline will be entitled to a consent payment of $20 per $1,000 aggregate principal amount of their Notes (the "Consent Payment"). Holders who validly tender their Notes after the Consent Payment Deadline will not be entitled to the Consent Payment. The valid tender by a holder of Notes will constitute the consent of that holder to the amendments to the Notes and the related indentures. Holders of Notes who validly tender their Notes will be deemed to deliver a corresponding consent to the amendments, and holders may not deliver consents without tendering their Notes.

         Questions concerning the terms of Offer may be directed to D. F. King & Co., Inc., the Information Agent for the Offer. Bankers and Brokers please call collect at (212) 269-5550 and all others please call toll-free at (800) 549-6650. Questions may also be directed to Salomon Smith Barney, the Dealer Manager for the Offer, at toll-free (800) 558-3745.

         Temple-Inland is a major manufacturer of corrugated packaging and building products, with a diversified financial services operation. The company's 2.2 million acres of forestland are certified as managed in compliance with ISO 14001 and in accordance with the Sustainable Forestry Initiative (SFISM) program of the American Forest & Paper Association to ensure forest management is conducted in a scientifically sound and environmentally sensitive manner. Temple-Inland's common stock (TIN) is traded on the New York Stock Exchange and the Pacific Exchange. Temple-Inland's address on the World Wide Web is http://www.templeinland.com.

         This announcement is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of consents with respect to the Notes of Gaylord. The tender offer and consent solicitation for the Notes is being made solely by the Offer to Purchase and Consent Solicitation Statement, dated September 28, 2001.


Investor Contacts

Doyle R. Simons
Vice President, Administration
Temple-Inland Inc.
512-434-3737